Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

COLOREP, INC.,
A CALIFORNIA CORPORATION,

ON THE ONE HAND

AND

CARTHEW BAY TECHNOLOGIES INC.,
AN ONTARIO CORPORATION,

AND

CBT ACQUISITION CO., INC.,
A DELAWARE CORPORATION,

ON THE OTHER HAND

DATED AS OF MAY 23, 2008

THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is dated as of May 23, 2008, by and among Colorep, Inc., a California corporation ("Colorep"), on the one hand, and Carthew Bay Technologies Inc., an Ontario corporation ("CBT"), and CBT Acquisition Co., Inc., a Delaware corporation and wholly-owned subsidiary of CBT ("Merger Sub").

RECITALS

A. CBT, Merger Sub, and Colorep have each determined to engage in the transactions contemplated hereby (collectively, the "Merger") pursuant to which Merger Sub will merge with and into Colorep, with Colorep being the surviving corporation, and the outstanding shares of Colorep shall be converted into shares of CBT's common stock in the manner herein described.

B. The respective boards of directors of Colorep, CBT and Merger Sub have each approved this Agreement and the Merger.

C. CBT, as the sole shareholder of Merger Sub, shall approve this Agreement and the Merger prior to the Closing (as hereinafter defined).

D. A requisite percentage of the Colorep shareholders shall approve this Agreement and the Merger prior to the Closing.

E. The parties intend that this Agreement constitutes a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in reliance upon the representations and warranties hereinafter set forth, the parties hereto hereby agree as follows:

ARTICLE 1

THE MERGER

1.1 Surviving Entity; Effective Time.

(a) At the Closing, subject to the terms and conditions of this Agreement, Merger Sub shall be merged with and into Colorep in accordance with the relevant sections of the Delaware General Corporation Law Act (the "DGCL") and the California General Corporation Law (the "CGCL"), whereupon the separate existence of Merger Sub shall cease, and Colorep shall be the surviving corporation ("Surviving Corporation"), this time to be known as the "Effective Time"). It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code and the parties hereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

(b) Simultaneously with the Closing, Articles of Merger (the "Merger Articles") shall be filed with the Secretary of State of the State of Delaware in accordance with the DGCL and a Certificate of Merger (the "Merger Certificate") shall be filed with the Secretary of State of the State of California in accordance with the CGCL. From and after the Effective Time, Colorep shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of both Colorep and Merger Sub, as provided under the DGCL and the CGCL.

1.2 Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws of Colorep as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws, respectively, of the Surviving Corporation from and after the Effective Time, until thereafter amended in accordance with applicable law.

1.3 Directors and Officers. From and after the Effective Time, until their successors are duly elected or appointed and qualified, the directors and officers of CBT and the Surviving Corporation shall be the directors and officers, respectively, of Colorep in office immediately prior to the Effective Time.

1.4 Conversion of Shares. As of the Effective Time, by virtue of the Merger, automatically and without any action on the part of any holder thereof:

(a) Each issued and outstanding share of common stock, $0.001 par value per share, of Merger Sub shall be converted into and be exchanged for one fully paid and nonassessable share of the Surviving Corporation.

(b) Each fully paid and nonassessable share of Colorep Common Stock (as defined herein) outstanding immediately prior to the Effective Time, shall be converted into a right to that number of fully paid and nonassessable share of CBT common stock, $0.001 par value per share ("CBT Common Stock") so that upon such issuance the Post-Merger CBT Shares (as defined below) shall equal 7.548% of the Adjusted Post-Merger CBT Outstanding Shares (as defined below), as adjusted pursuant to Section 1.10 hereof (the "Conversion Rate"), the shares of CBT Common Stock to be issued to the Colorep shareholders to be known as the "Merger Shares."

(c) Warrants to purchase shares of Colorep Common Stock ("Colorep Warrants") and commitments to grant options to purchase shares of Colorep Common Stock ("Colorep Options") outstanding immediately prior to the Effective Time, shall be assumed by CBT and shall be converted into warrants to purchase shares of CBT Common Stock ("CBT Warrants") or commitments to grant options to purchase shares of CBT Common Stock ("CBT Options"), as applicable, based on the Conversion Rate.

Except as adjusted pursuant to the Conversion Rate, each of the assumed Colorep Warrants and Colorep Options will continue to have, and be subject to, the same terms and conditions of such Colorep Warrants or Colorep Options held immediately prior to the Effective Time (including, without limitation, any repurchase rights, vesting provisions and provisions regarding the acceleration of vesting on certain transactions).

1.5 Fractional Shares. Fractional shares of CBT Common Stock shall not be issued in connection with the Merger Shares, but any fractional shares shall be rounded to the nearest whole share. No cash shall be issued in lieu of any fractional shares.

1.6 Stock Certificates.

(a) Upon surrender to CBT of the certificates representing the Colorep Common Stock, Colorep Warrants or Colorep Options (collectively, the "Colorep Certificates"), the holders of such Colorep Certificates shall each be entitled to receive in exchange therefor one or more certificates representing the number of shares of CBT Common Stock, CBT Warrants or CBT Options, respectively, to which such holder is entitled pursuant to the provisions of Section 1.4 hereof.

(b) Each Colorep Certificate converted into CBT Common Stock, CBT Warrants or CBT Options, respectively, shall by virtue of the Merger, and without any action on the part of the holder thereof, cease to be outstanding, be cancelled and retired and cease to exist. Until surrendered as contemplated by this Section 1.6, each holder of Colorep Common Stock, Colorep Warrants or Colorep Options, respectively, shall thereafter cease to possess any rights with respect to such shares, except the right to receive upon such surrender the number of shares of CBT Common Stock, CBT Warrants or CBT Options, respectively, as provided by Section 1.4 hereof.

(c) All shares of CBT Common Stock, CBT Warrants or CBT Options, respectively, delivered to the Colorep shareholders in respect of the Colorep Common Stock, Colorep Warrants or Colorep Options, respectively, in accordance with the terms of this Agreement shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of Colorep Common Stock, Colorep Warrants or Colorep Options, respectively. If, after the Effective Time, Colorep Certificates are presented for any reason, they shall be cancelled and exchanged as provided in this Section 1.6.

1.7 Dissenters' Rights. Notwithstanding anything in this Agreement to the contrary,:

(a) the outstanding shares of Colorep Common Stock, the holders of which have timely filed written notices of an intention to demand appraisal for their shares ("Colorep Dissenting Shares") pursuant to Section 1301 of the CGCL and have not effectively withdrawn or lost their dissenters rights under the CGCL, shall not be converted into a right to receive Merger Shares, and the holders thereof shall be entitled only to such rights as are granted by Section 1301 of the CGCL, subject to Colorep's right to abandon the Merger under Section 5.1 of this Agreement. If any such holder of Colorep Common Stock shall have failed to perfect or effectively shall have withdrawn or lost such right, the Colorep Dissenting Shares held by such holder shall be converted into a right to receive Merger Shares in accordance with Section 1.4 of this Agreement.

(b) the outstanding shares of CBT Common Stock, the holders of which have timely filed written notices of an intention to demand appraisal for their shares ("CBT Dissenting Shares") pursuant to Section 185 of the Ontario Business Corporations Act (the "OBCA") and

have not effectively withdrawn or lost their dissenters rights under the OBCA, shall be entitled to such rights as are granted by Section 185 of the OBCA, subject to Colorep's right to abandon the Merger under Section 5.1 of this Agreement.

1.8 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article 6 and subject to the satisfaction of the conditions precedent specified in Article 5 hereof, the closing of the Merger shall take place at the offices of Kirkpatrick & Lockhart Preston Gates Ellis LLP, on or before December 31, 2008 at 10:00 a.m. PST, or at such other time and date as the parties may mutually agree (the "Closing" or the "Closing Date").

1.9 Press Releases. At Closing, CBT shall issue such press release or announcement of the transactions contemplated by this Agreement and make such filings as may be required by the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the applicable requirements of Rules 135a and 135c under the Securities Act of 1933, as amended (the "Securities Act"), and such release or announcement will be reasonably satisfactory in form and substance to Colorep and its counsel. At all other times prior to Closing, CBT shall only issue any other press release or otherwise make public any information with respect to this Agreement or the transactions contemplated hereby, with the prior written consent of Colorep which consent shall not be unreasonably withheld. Notwithstanding the foregoing, if required by law, CBT may issue such a press release or otherwise make public such information as long as CBT notifies Colorep of such requirement and discusses with Colorep in good faith the contents of such disclosure beforehand. Notwithstanding the foregoing, CBT shall not issue any press release or announcement with respect to this Agreement and the transactions contemplated hereby that could be construed to be an offer to purchase or a solicitation of an offer to sell securities.

1.10 Conversion Rate Adjustment. To the extent that CBT has cash remaining in its accounts as of the Effective Time ("CBT Cash Reserves"), including any unpaid accrued interest on the debentures (the "Debentures") issued by Colorep to CBT pursuant to that certain Note Purchase Agreement dated as of February 1, 2008 by and between Colorep and CBT, as amended (the "Note Purchase Agreement"), to the extent such interest has not been otherwise converted into Colorep Common Stock pursuant to the terms of the Debentures (the "Accrued Interest"), the Conversion Rate shall be adjusted such that the Adjusted Post-Merger CBT Outstanding Shares shall include the number of shares of CBT Common Stock which would have been issuable to CBT if such CBT Cash Reserves and Accrued Interest had been converted into shares of Colorep common stock at a price of US$0.80 per share, thereby causing the Post-Merger CBT Shares (as defined below) to equal more than 7.548% of the Adjusted Post-Merger CBT Outstanding Shares.

For purposes of this Agreement and any adjustment to the Conversion Rate hereunder, the following terms shall be defined as follows: (1) "Post-Merger CBT Shares" shall mean the shares of CBT Common Stock held by those shareholders of CBT immediately after the Effective Time of the Merger who were shareholders of CBT immediately prior to the Effective Time of the Merger; and (2) "Adjusted Post-Merger CBT Outstanding Shares" shall mean the actual number of outstanding shares of CBT Common Stock immediately after the Effective Time of the Merger, PLUS the number of shares of CBT Common Stock issuable upon

exercise of options and warrants outstanding immediately after the Effective Time of the Merger LESS (i) the number of shares of CBT Common Stock issued to investors under the private placement pursuant to that certain Common Stock and Warrant Purchase Agreement by and among Colorep and certain investors, dated as of December 28, 2007 (as amended from time to time, the "Financing") except for the shares issued to holders of the Senior Secured Notes (as defined in the Financing) further to conversion of such notes, (ii) the number of shares of CBT Common Stock issued to any Colorep shareholders where such shareholder's shares of Colorep Common Stock were issued on or after January 1, 2008, (iii) shares issuable upon exercise of warrants issued to the holders of the Senior Subordinated Notes (as defined in the Financing), all investors in the Financing and (iv) shares issuable upon exercise of warrants issued to holders on or after January 1, 2008.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF COLOREP

Except as set forth under the corresponding section of the disclosure schedule delivered to CBT and Merger Sub concurrently herewith (the "Colorep Disclosure Schedule"), which Colorep Disclosure Schedule shall be deemed a part hereof, Colorep hereby represents and warrants to CBT and Merger Sub as follows:

2.1 Organization, Good Standing and Qualification. Each of Colorep and its Subsidiaries is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has all requisite corporate or limited liability company power and authority to own and operate its properties and to carry on its business as now conducted and as proposed to be conducted. Colorep and each Subsidiary is duly qualified to transact business and is in good standing as a foreign corporation or limited liability company in each jurisdiction in which qualification is required, except where the failure to so qualify, individually or in the aggregate, would not have a Material Adverse Effect. Colorep and each Subsidiary has full corporate or limited liability company power and authority and all authorizations, licenses and permits necessary to carry on the business in which it is engaged or in which it proposes presently to engage and to own and use the properties owned and used by it.

For purposes of this Agreement, "Material Adverse Effect" shall mean any material adverse change in, or material adverse effect on, the business, assets, results of operations, value, financial or other condition of Colorep and its Subsidiaries or CBT and Merger Sub, as the case may be, in each case taken as a whole, or any event or circumstances that could reasonably be expected to have any such effect or that could reasonably be expected to prevent, hinder or delay the consummation of any of the transactions contemplated by this Agreement or any of the other documents, instruments or agreements contemplated hereby.

2.2 Capitalization and Voting Rights. The authorized capital stock of Colorep consists of the following:

(a) Preferred Stock. 15,000,000 shares of preferred stock, none of which are issued and outstanding.

(b) Common Stock. 200,000,000 shares of common stock, no par value per share (the "Colorep Common Stock"), of which 74,443,600 shares are issued and outstanding.

(c) Other Rights. Except for (i) currently outstanding warrants to purchase 37,780,508 shares of Colorep Common Stock and (ii) commitments to grant stock options exercisable for up to 10,393,000 shares of Colorep Common Stock upon approval of, and adoption by, Colorep of a qualified stock option plan, there are not outstanding any options, warrants, rights (including purchase, conversion or preemptive rights), calls, commitments, subscription rights, exchange rights, profit participation, or other agreements for the purchase or acquisition from Colorep, or similar rights to acquire from Colorep or similar obligations of Colorep to issue, any shares of its capital stock. Colorep is not a party or subject to any agreement or understanding, and, to Colorep's knowledge, there is no agreement or understanding between any persons and/or entities, which affects or relates to the voting or giving of written consents with respect to any security of Colorep or by a director of Colorep.

(d) Valid Issuance. The outstanding shares of Colorep Common Stock, and all outstanding warrants to purchase the capital stock of Colorep were duly and validly authorized and issued, fully paid and nonassessable, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and were issued in accordance with the registration or qualification provisions of the Securities Act and any applicable state securities laws or pursuant to valid exemptions therefrom.

2.3 Certain Corporate Matters. Colorep and each Subsidiary has delivered to CBT true, accurate and complete copies of its organizational documents, which reflect all restatements of and amendments made thereto at any time prior to the date of this Agreement. The records of meetings of the stockholders and Boards of Directors of Colorep and each Subsidiary previously furnished to CBT are complete and correct in all material respects. The stock records of Colorep and each Subsidiary and the stockholder lists of Colorep and each Subsidiary previously furnished to CBT are complete and correct in all material respects and accurately reflect the record ownership and the beneficial ownership of all the outstanding shares of Colorep's and each Subsidiary's capital stock and any other outstanding securities issued by Colorep and each Subsidiary. Neither Colorep nor any Subsidiary is in default under or in violation of any provision of its organizational documents in any material respect. Neither Colorep nor any Subsidiary is in any material default or in violation of any restriction, lien, encumbrance, indenture, contract, lease, sublease, loan agreement, note or other obligation or liability by which it is bound or to which any of its assets is subject. Colorep has delivered to CBT and the CBT shareholders a complete copy of Colorep's financial records and tax returns from Colorep's inception to the date hereof.

2.4 Subsidiaries. Other than Beta Color, LLC and Transprint USA, Inc.(each a "Subsidiary" and collectively, the "Subsidiaries"), Colorep does not presently own or control, directly or indirectly, any interest in any other corporation, association, or other business entity, and is not a participant in any joint venture, partnership, or similar arrangement.

2.5 Authorization. Colorep has the requisite power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Colorep and the consummation by Colorep of the transactions

contemplated hereby have been duly authorized by the Board of Directors of Colorep and no other actions on the part of Colorep are necessary to authorize this Agreement or the transactions contemplated hereby other than the consent of the shareholders of Colorep. This Agreement has been duly and validly executed and delivered by Colorep and constitutes a valid and binding agreement of Colorep, enforceable against Colorep in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

2.6 Consents and Approvals; No Violations. Except for requirements of applicable law, no filing with, and no permit, authorization, consent or approval of, any third party, public body or authority is necessary for the consummation by Colorep of the transactions contemplated by this Agreement other than those that have been or will be obtained as of the Closing. Neither the execution and delivery of this Agreement by Colorep nor the consummation by Colorep of the transactions contemplated hereby, nor compliance by Colorep with any of the provisions hereof, will (a) conflict with or result in any breach of any provisions of the organizational documents of Colorep, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Colorep is a party or by which it or its properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Colorep, or any of its properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which are not in the aggregate material to Colorep taken as a whole.

2.7 Financial Statements.

(a) Prior to Closing, Colorep will provide its audited balance sheet (the "Colorep Balance Sheet") as at December 31, 2007 (the "Colorep Balance Sheet Date"), and the related statements of operations, changes in stockholders' equity and cash flows for the fiscal year ended December 31, 2007 (the "Colorep Audited Financials").

(b) Prior to Closing, Colorep will provide its unaudited balance sheet as at the end of the most recent fiscal quarter for which interim financials have been completed (the "Interim Date"), and the related statements of operations, changes in stockholders' equity and cash flows for the period commencing on January 1, 2008 and ending on the Interim Date (the "Colorep Interim Financials" and together with the Colorep Audited Financials, the "Colorep Financials").

(e) The Colorep Financials (i) will be in accordance with the books and records of Colorep, (ii) will be correct and complete, (iii) will fairly present the financial position and results of operations of Colorep and its Subsidiaries, on a consolidated basis, as of the dates, and for the periods, indicated therein, and (iv) will be prepared in accordance with U.S. generally accepted accounting principles ("GAAP") (except that (x) unaudited financial statements may not be in accordance with U.S. GAAP because of the absence of footnotes normally contained therein, and (y) interim (unaudited) financials are subject to normal year-end audit adjustments that in the aggregate will not have a Material Adverse Effect on Colorep, or their respective businesses, financial conditions or results of operations). Except as set forth in the Colorep Financials, neither Colorep nor any of its Subsidiaries has any material liabilities, considered individually or in the aggregate, of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than (i) liabilities provided for in the Colorep Balance Sheet, (ii) and liabilities incurred for accounts payable and any accruals of current liabilities since the Colorep Balance Sheet Date, in each case, in types and amounts which are accrued in the ordinary and usual course of business consistent with past practices and obligations under contract and commitments incurred in the ordinary course of business and not required, under U.S. GAAP, to be reflected in the Colorep Financials, which, in both cases, individually or in the aggregate, would not have a Material Adverse Effect. Except as disclosed in the Colorep Financials, neither Colorep nor any of its Subsidiaries is a guarantor or indemnitor of any indebtedness of any other person, firm or corporation. Colorep maintains and will continue to maintain a standard system of accounting established and administered in accordance with U.S. GAAP.

2.8 Changes in Financial Statements. Except as otherwise disclosed in this Agreement, since the Balance Sheet Date,:

(a) there has not been any change in the assets, liabilities, financial condition or operating results of Colorep or any of its Subsidiaries from that reflected in the Colorep Financials, except changes in the ordinary course of business that have not had a Material Adverse Effect;

(b) there has not been any material change or amendment to a material contract or arrangement by which Colorep or any of its Subsidiaries or any of their respective assets or properties is bound or subject;

(c) other than with respect to the Financing, the conversion of the Senior Secured Notes and Senior Subordinated Notes and exercise of certain Colorep warrants, there has not been any issuance, redemption, purchase or other acquisition or alteration of the rights, preferences, privileges or terms of any capital stock of Colorep or any of its Subsidiaries;

(d) there has not been to Colorep's knowledge, any other event or condition of any character that might result in a Material Adverse Effect;

(e) neither Colorep nor any of its Subsidiaries has incurred any material liabilities or obligations, indirect, or contingent, or entered into any material agreement or other transaction that is not in the ordinary course of business;

(f) neither Colorep nor any of its Subsidiaries has sustained any material loss or interference with their businesses or properties from fire, flood, windstorm, accident or other calamity not covered by insurance;

(g) neither Colorep nor any of its Subsidiaries has paid or declared any dividends or other distributions with respect to their capital stock and none of Colorep nor any Subsidiary is in default in the payment of principal or interest on any outstanding debt obligations;

(h) there has not been any change in the capital stock of Colorep or its Subsidiaries (other than the conversion of the Colorep Common Stock hereunder), or indebtedness material to Colorep or its Subsidiaries (other than in the ordinary course of business and any required scheduled payments);

(i) there has not been any compensation or benefits paid to officers or directors of Colorep or any of its Subsidiaries;

(j) there has not been any loan to or other transaction with any officer, director or stockholder of Colorep giving rise to any claim or right of Colorep or any Subsidiary against any such person or of such person against Colorep or any Subsidiary; and

(k) there has been no agreement or commitment by Colorep or any of its Subsidiaries to do any of the things described in this Section 2.8.

2.9 Undisclosed Liabilities. Except as otherwise disclosed in the Colorep Financial Statements, neither Colorep nor any Subsidiary has any material liability or obligation whatsoever, either direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise.

2.10 Properties. Colorep or its Subsidiaries, as the case may be, has good title to, or in the case of leased property has valid leasehold interests in, all personal property and assets (whether tangible or intangible) reflected on the Colorep Balance Sheet or acquired after the Colorep Balance Sheet Date, except for property and assets sold since the Colorep Balance Sheet Date in the ordinary and usual course of business consistent with past practices. Colorep and its Subsidiaries, as the case may be, have valid and insurable fee simple title to, or in the case of leased real property have valid leasehold interests in, all real property reflected on the Colorep Balance Sheet or acquired after the Colorep Balance Sheet Date. None of such property or assets (whether real or personal) is subject to any mortgage, lien, pledge, charge, security interest, encumbrance, or other adverse claim of any kind in respect of such property or asset (a "Lien"). There are no developments affecting any such property or assets (whether real or personal) pending or, to Colorep's knowledge, threatened, which, individually or in the aggregate, might materially detract from the value of such property or assets, or materially interfere with the use of any such property or assets, and the property and assets owned or leased by Colorep and its Subsidiaries, as the case may be, or which they otherwise have the right to use, constitutes all of the property and assets held for use, or used in connection with, the business as presently conducted of Colorep and its Subsidiaries, as the case may be, and are adequate to conduct such business.

2.10 Litigation. There is no action, suit, proceeding or investigation pending or, to Colorep's knowledge, currently threatened against Colorep or its Subsidiaries, as the case may be, that questions the validity of this Agreement or the right of Colorep to enter into such agreement, or to consummate the transactions contemplated hereby, or that might result, either individually or in the aggregate, in a Material Adverse Effect. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened that Colorep is aware of and that involve the prior employment of any of the employees of Colorep or its Subsidiaries, their use in connection with the business of Colorep and its Subsidiaries of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. Neither Colorep nor any Subsidiary, as the case may be, is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by Colorep and its Subsidiaries, as the case may be, currently pending or that such party intends to initiate.

2.11 Compliance with Other Instruments. Colorep is not in violation or default of any provision of its Articles of Incorporation or its Bylaws, or, in any material respect, of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, or of any provision of any federal or state statute, rule or regulation applicable to it. Each Subsidiary is not in violation or default of any provision of its constituent documents or, in any material respect, of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, or of any provision of any federal or state statute, rule or regulation applicable to it, the violation of which would have a Material Adverse Effect. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a material default under any such instrument, judgment, order, writ, decree or contract, or an event that results in the creation of any Lien upon any material assets of Colorep or any of its Subsidiaries, or the suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to Colorep or any of its Subsidiaries, their business, operations, assets or properties. Colorep has avoided every condition, and has not performed any act, the violation or occurrence of which, respectively, would result in Colorep's loss of any material right granted under any agreement to which Colorep is a party.

2.12 Permits. Each of Colorep and its Subsidiaries have all franchises, permits, licenses and any similar authority necessary for the conduct of each its business as now being conducted by it, other than those, the lack of which, would have a Material Adverse Effect. Neither Colorep nor any of its Subsidiaries is in default in any material respect under any of such franchises, permits, licenses or other similar authority. Neither Colorep nor any Subsidiary has received notice of any proceedings relating to the revocation or modification of any such permit that, if the subject of an unfavorable decision, ruling or finding, could reasonably be expected to have a Material Adverse Effect.

2.13 Environmental and Safety Laws. Neither Colorep nor any of its Subsidiaries is in violation of any federal, state, or local Environmental Law applicable to it or its properties, or any material limitations, restrictions, conditions, standards, obligations or timetables contained in any Environmental Law, the violation of which would have a Material

Adverse Effect. No notice or action alleging such violation is pending or, to the knowledge of Colorep or any of its Subsidiaries, threatened, and, to the knowledge of Colorep, no past or present condition or practice of the businesses conducted by Colorep would prevent continued compliance with any Environmental Permits or give rise to any common law or statutory liability or otherwise from the basis of any claim, action or proceeding with respect to Colorep or any of its Subsidiaries involving any Hazardous Substances. Neither Colorep nor any of its Subsidiaries has any material liabilities of, or relating to, Colorep or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of Colorep or any of its Subsidiaries), whether vested or unvested, contingent or fixed, actual or potential, known or unknown, which (a) arise under, or relate to, matters covered by Environmental Laws and (b) relate to actions occurring or conditions existing on or prior to the Closing Date.

For purposes of this Agreement, (i) "Environmental Law" means any law, statute, regulation, order, decree or permit or other legally binding requirement of any governmental jurisdiction relating to: (i) the protection, investigation or restoration of the environment, human health or safety, or natural resources, (ii) the handling, use, storage, treatment, transport, disposal, release or threatened release of any Hazardous Substance or (iii) noise, odor or wetlands protection; (ii) "Environmental Permit" means any permit, license, authorization, certificate or approval of governmental authority required by any Environmental Law to be obtained by Colorep or its Subsidiaries, or CBT or Merger Sub, as the case may be, or relating to any Environmental Law necessary or proper for the business of either Colorep or CBT, as the case may be, as currently conducted; (iii) "Hazardous Substance" means any (i) hazardous substance as defined by any Environmental Law, (ii) any petroleum or petroleum product, oil or waste oil; (iii) any asbestos or polychlorinated byphenyls; (iv) any hazardous material, toxic substance, toxic pollutant, solid waste, municipal waste, industrial waste, hazardous waste, flammable material, radioactive material, pollutant or contaminant or words of similar meaning and regulatory effect under any applicable Environmental Law; and (v) any other chemical, material, or substance exposure to which or whose discharge, emission, disposal or release is prohibited, limited, or regulated under any applicable Environmental Law. "Hazardous Material" includes any mixture or solution of the foregoing, and all derivatives or synthetic substitutes of the foregoing.

2.14 Registration Rights. Except as set forth in Section 2.14 of the Colorep Disclosure Schedule, Colorep has not granted or agreed to grant any registration rights, including piggyback rights, to any person or entity.

2.15 Tax Returns, Payments and Elections.

(a) Colorep and each of its Subsidiaries has timely filed, or timely filed for an extension which extension has not lapsed, all returns, statements, reports and forms (including elections, declarations, disclosures, schedules, estimates and information returns) (collectively, the "Tax Returns") with respect to any federal, state, local, or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, severance, stamp, occupation, premium, windfall profit, customs, duties, real property, personal property, capital stock, intangibles, social security, unemployment, disability, payroll, license, employee, or other tax or levy, of any kind whatsoever, including any interest penalties, or additions to tax in respect of the foregoing (individually a "Tax" and

collectively, "Taxes") required to be filed by it, each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true and accurate in all respects. All Taxes due and payable by Colorep and each of its Subsidiaries have been paid. Colorep has received no claim by a taxing authority in a jurisdiction where Colorep or Subsidiary does not pay Taxes or file Tax Returns that Colorep or such Subsidiary is, or may be subject to, Taxes assessed by such jurisdiction. There are no Liens for Taxes (other than current Taxes not yet due and payable) on the assets of Colorep or any of its Subsidiaries. All tax liabilities accrued through the date hereof have been adequately provided for on the books of Colorep.

(b) There is no action, suit, taxing authority proceeding, or audit with respect to any Tax now in progress, pending, or to Colorep's knowledge, threatened, against or with respect to Colorep or any Subsidiary. No deficiency or proposed adjustment in respect of Taxes, that has not been settled or otherwise resolved, has been asserted or assessed by any taxing authority against Colorep or any Subsidiary. Neither Colorep nor any Subsidiary has consented to extend the time in which any Tax may be assessed or collected by any taxing authority.

(c) Colorep and each Subsidiary has withheld and paid all Taxes required to have been withheld and paid by it in connection with amounts paid or owing to any employee, creditor, independent contractor, or other Person, except where the failure would not cause a Material Adverse Effect.

2.16 Employee Compensation. Colorep is not aware that any officer or key employee, or that any group of key employees, intends to terminate their employment with Colorep or any of its Subsidiaries, nor does Colorep or any of its Subsidiaries have a present intention to terminate the employment of any of the foregoing. The employment of each officer and employee of Colorep and its Subsidiaries is terminable at the will of Colorep. To its knowledge, Colorep has complied in all material respects with all applicable state and federal equal employment opportunity and other laws related to employment.

2.17 Intellectual Property. Colorep owns, is licensed or otherwise possesses all rights to use, all patents, patent rights, inventions, know-how (including trade secrets and other unpatented or unpatentable or confidential information, systems, or procedures), trademarks, service marks, trade names, copyrights and other intellectual property rights (collectively, the "Intellectual Property") necessary for the conduct of its business. No claims have been asserted against Colorep by any person with respect to the use of any such Intellectual Property or challenging or questioning the validity or effectiveness of any such Intellectual Property. To Colorep's knowledge, no product or service marketed or sold by Colorep violates any license or infringes or will infringe on any intellectual property rights of any other party.

2.18 Insurance. Colorep maintains insurance underwritten by insurers of recognized financial responsibility, of the types and in the amounts that Colorep reasonably believes is adequate for its business as currently conducted, including, but not limited to, insurance covering all real and personal property owned or leased by Colorep against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, with such deductibles as are customary for companies in the same or similar business, all of which insurance is in full force and effect.

2.19 Internal Accounting Controls. Colorep maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

2.20 Foreign Corrupt Practices. Neither Colorep, nor any Subsidiary, nor, to the knowledge of Colorep, any director, officer, agent, employee or other Person acting on behalf of Colorep or any Subsidiary has, in the course of its actions for, or on behalf of, Colorep (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

2.21 Employee Relations. Neither Colorep nor any Subsidiary is a party to any collective bargaining agreement or employs any member of a union. Colorep and each Subsidiary believe that its relations with its employees are good. No executive officer of Colorep (as defined in Rule 501(f) promulgated under the Securities Act) has notified Colorep that such officer intends to leave Colorep or otherwise terminate such officer's employment with Colorep. To Colorep's knowledge, no executive officer of Colorep is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other agreement or any restrictive covenant, and to Colorep's knowledge, the continued employment of each such executive officer does not subject Colorep or any Subsidiary to any liability with respect to any of the foregoing matters.

2.22 ERISA. Colorep is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (herein called "ERISA"); no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which Colorep would have any liability; Colorep has not incurred and does not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any "pension plan"; or (ii) Sections 412 or 4971 of the Code; and each "Pension Plan" for which Colorep would have liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

2.23 Broker's Fees. Neither Colorep any Subsidiary, nor anyone on their behalf has any liability to any broker, finder, investment banker or agent, or has agreed to pay any brokerage fees, finder's fees or commissions, or to reimburse any expenses of any broker, finder, investment banker or agent in connection with this Agreement.

2.24 No Disagreements with Accountants and Lawyers. There are no disagreements of any kind presently existing, or reasonably anticipated by Colorep to arise, between the accountants and lawyers formerly or presently employed by Colorep and Colorep is current with respect to any fees owed to its accountants and lawyers.

2.25 Full Disclosure. No representation or warranty of Colorep made in this Agreement, including any schedules or exhibits hereto or thereto, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF
CBT AND MERGER SUB

Except as set forth under the corresponding section of the disclosure schedule delivered to Colorep concurrently herewith (the "CBT Disclosure Schedule"), which CBT Disclosure Schedule shall be deemed a part hereof, CBT and Merger Sub, to its knowledge, hereby, jointly and severally, represents and warrants to Colorep as follows:

3.1 Organization, Good Standing and Qualification. Each of CBT and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own and operate its properties and to carry on its business as now conducted and as proposed to be conducted. Each of CBT and Merger Sub is duly qualified to transact business and is in good standing as a foreign corporation in each jurisdiction in which qualification is required, except where the failure to so qualify, individually or in the aggregate, would not have a Material Adverse Effect. Each of CBT and Merger Sub has full corporate power and authority and all authorizations, licenses and permits necessary to carry on the business in which it is engaged or in which it proposes presently to engage and to own and use the properties owned and used by it.

3.2 Capitalization and Voting Rights. The authorized capital stock of CBT consists of the following:

(a) Preferred Stock. 10,000,000 shares of preferred stock, none of which are issued and outstanding.

(b) Common Stock. Unlimited shares of CBT Common Stock, of which no more than 50,789,682 shares are issued and outstanding as of the date hereof.

(c) Other Rights. Except as disclosed in the SEC Reports (as defined below), there are not outstanding or authorized any options, warrants, rights (including purchase, conversion or preemptive rights), calls, commitments, subscription rights, exchange rights, profit participation, or other agreements to which CBT or Merger Sub is a party or which are binding upon CBT or Merger Sub providing for the purchase or acquisition from CBT or Merger Sub, or similar rights to acquire from CBT or Merger Sub or similar obligations of CBT or Merger Sub to issue, any shares of its capital stock and neither CBT nor Merger Sub has reserved any shares

of its capital stock for issuance, nor are there any outstanding stock option rights, phantom equity or similar rights, contracts, arrangements or commitments to issue capital stock of CBT or Merger Sub. CBT is not a party or subject to any agreement or understanding, and there is no agreement or understanding between any persons and/or entities, which affects or relates to the voting or giving of written consents with respect to any security of CBT or Merger Sub.

(d) Valid Issuance. All outstanding and issued shares of capital stock of each of CBT and Merger Sub were duly and validly authorized and issued, fully paid and nonassessable, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and were issued in accordance with the registration or qualification provisions of the Securities Act and any applicable state and foreign securities laws or pursuant to valid exemptions therefrom. When issued, the Merger Shares will be duly and validly authorized and issued, fully paid and non-assessable, and free of preemptive rights.

3.3 Certain Corporate Matters. Each of CBT and Merger Sub has delivered to Colorep true, accurate and complete copies of its organizational documents, which reflect all restatements of and amendments made thereto at any time prior to the date of this Agreement. The records of meetings of the stockholders and Boards of Directors of CBT and Merger Sub previously furnished to Colorep are complete and correct in all material respects. The stock records of CBT and Merger Sub and the stockholder lists of CBT and Merger Sub previously furnished to Colorep are complete and correct in all material respects and accurately reflect the record ownership and the beneficial ownership of all the outstanding shares of CBT's and Merger Sub's capital stock and any other outstanding securities issued by CBT and Merger Sub. Neither CBT nor Merger Sub is in default under or in violation of any provision of its organizational documents in any material respect. Neither CBT nor Merger Sub is in any material default or in violation of any restriction, lien, encumbrance, indenture, contract, lease, sublease, loan agreement, note or other obligation or liability by which it is bound or to which any of its assets is subject. A complete copy of CBT's financial records and tax returns from CBT's inception to the date hereof is disclosed in the SEC Reports.

3.4 Subsidiaries. Other than Merger Sub, CBT does not presently own or control, directly or indirectly, any interest in any other corporation, association, or other business entity, and is not a participant in any joint venture, partnership, or similar arrangement. CBT owns all of the capital stock or other equity interests of Merger Sub free and clear of any liens, charges, security interests, encumbrances, rights of first refusal, preemptive rights or other restrictions.

3.5 Authorization. Each of CBT and Merger Sub has the requisite corporate power and authority to enter into this Agreement and carry out its obligations hereunder. The execution, delivery and performance of this Agreement by CBT and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of each of CBT and Merger Sub and no other actions on the part of CBT or Merger Sub are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by CBT and Merger Sub and constitutes a valid and binding obligation of CBT and Merger Sub enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other

similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

3.6 Consents and Approvals; No Violations. Except for applicable requirements of federal and state securities laws, no filing with, and no permit, authorization, consent or approval of, any third party, public body or authority is necessary for the consummation by CBT or Merger Sub of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by CBT or Merger Sub nor the consummation by CBT or Merger Sub of the transactions contemplated hereby, nor compliance by CBT or Merger Sub with any of the provisions hereof, will (a) conflict with or result in any breach of any provisions of the organizational documents of CBT or Merger Sub, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which CBT or Merger Sub is a party or by which it or any of its properties or assets may be bound, or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to CBT, Merger Sub, or any of its properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which are not in the aggregate material to CBT or Merger Sub taken as a whole.

3.7 SEC Documents. CBT has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the period CBT has been required by law to file such material and CBT has delivered or made available to Colorep all such reports, schedules, forms, statements and other documents filed by CBT with the SEC (the foregoing materials, including the exhibits thereto, being collectively referred to herein as the "SEC Reports"). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and none of the SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of CBT included in the SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States (except, in the case of unaudited statements, as permitted by the applicable form under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the financial position of CBT as of the dates thereof and its statements of operations, stockholders' equity and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments which were and are not expected to have a Material Adverse Effect on CBT, its business, financial condition or results of operations). Except as and to the extent set forth on the consolidated balance sheet of CBT as at December 31, 2007, including the notes thereto, neither CBT nor Merger Sub has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether required to be reflected on a balance sheet or other financial statement).

3.8 Financial Statements.

(a) Included in the SEC Reports is CBT's audited balance sheet (the "CBT Balance Sheet") as at December 31, 2007 (the "CBT Balance Sheet Date"), and the related statements of operations, changes in stockholders' equity and cash flows for the fiscal year ended December 31, 2007, together with the unqualified report thereon of Danzinger Hochman Partners, LLP, independent auditor (collectively, the "CBT Audited Financials").

(b) Included in the SEC Reports is CBT's unaudited consolidated balance sheets as at March 31, 2008, and the related statements of operations and cash flows for the three (3) months ended March 31, 2008 (the "CBT Interim Financials").

(c) CBT Audited Financials and CBT Interim Financials (collectively, the "CBT Financial Statements") are (i) in accordance with the books and records of CBT, (ii) correct and complete, (iii) fairly present the financial position and results of operations of CBT as of the dates, and for the periods, indicated therein, and (iv) prepared in accordance with U.S. GAAP (except that (x) unaudited financial statements may not be in accordance with U.S. GAAP because of the absence of footnotes normally contained therein, and (y) interim (unaudited) financials are subject to normal year-end audit adjustments that in the aggregate will not have a Material Adverse Effect on CBT or Merger Sub, or their respective businesses, financial conditions or results of operations). Except as set forth in the CBT Financials, neither CBT nor Merger Sub has any material liabilities, considered individually or in the aggregate, of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than (i) liabilities provided for in the CBT Balance Sheet, (ii) and liabilities incurred for accounts payable and any accruals of current liabilities since the CBT Balance Sheet Date, in each case, in types and amounts which are accrued in the ordinary and usual course of business consistent with past practices and obligations under contract and commitments incurred in the ordinary course of business and not required, under U.S. GAAP, to be reflected in the CBT Financials, which, in both cases, individually or in the aggregate, would not have a Material Adverse Effect. Except as disclosed in the CBT Financials, neither CBT nor Merger Sub is a guarantor or indemnitor of any indebtedness of any other person, firm or corporation. CBT maintains and will continue to maintain a standard system of accounting established and administered in accordance with U.S. GAAP.

3.9 Changes in Financial Statements. Except as set forth in Section 3.9 of the CBT Disclosure Schedule, since December 31, 2007,:

(a) there has not been any change in the assets, liabilities, financial condition or operating results of CBT or Merger Sub from that reflected in the CBT Financials, except changes in the ordinary course of business that have not had a Material Adverse Effect;

(b) there has not been any material change or amendment to a material contract or arrangement by which CBT or Merger Sub or any of their respective assets or properties is bound or subject;

(c) there has not been any issuance, redemption, purchase or other acquisition or alteration of the rights, preferences, privileges or terms of any capital stock of CBT or Merger Sub;

(d) there has not been to CBT's knowledge, any other event or condition of any character that might result in a Material Adverse Effect;

(e) neither CBT nor Merger Sub has incurred any material liabilities or obligations, indirect, or contingent, or entered into any material agreement or other transaction that is not in the ordinary course of business;

(f) neither CBT nor Merger Sub has sustained any material loss or interference with their businesses or properties from fire, flood, windstorm, accident or other calamity not covered by insurance;

(g) neither CBT nor Merger Sub paid or declared any dividends or other distributions with respect to their capital stock and neither CBT nor Merger Sub is in default in the payment of principal or interest on any outstanding debt obligations;

(h) except as contemplated under this Agreement, there has not been any change in the capital stock of CBT or Merger Sub, or indebtedness material to CBT or Merger Sub (other than in the ordinary course of business and any required scheduled payments);

(i) any compensation or benefits paid to officers or directors of CBT or Merger Sub;

(j) any loan to or other transaction with any officer, director or stockholder of CBT giving rise to any claim or right of CBT or Merger Sub against any such person or of such person against CBT or Merger Sub;

(k) there has been no agreement or commitment by CBT or Merger Sub to do any of the things described in this Section 3.9.

3.10 Undisclosed Liabilities. Except as otherwise disclosed in the CBT Financial Statements, neither CBT nor Merger Sub has any material liability or obligation whatsoever, either direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise.

3.11 Properties. CBT or Merger Sub, as the case may be, has good title to, or in the case of leased property has valid leasehold interests in, all personal property and assets (whether tangible or intangible) reflected on the CBT Balance Sheet or acquired after the CBT Balance Sheet Date. CBT and Merger Sub, as the case may be, have valid and insurable fee simple title to, or in the case of leased real property have valid leasehold interests in, all real property reflected on the CBT Balance Sheet or acquired after the CBT Balance Sheet Date. None of such property or assets (whether real or personal) is subject to any Liens. There are no developments affecting any such property or assets (whether real or personal) pending or, to CBT's knowledge, threatened, which, individually or in the aggregate, might materially detract from the value of such property or assets, or materially interfere with the use of any such

property or assets, and the property and assets owned or leased by CBT and Merger Sub, as the case may be, or which they otherwise have the right to use, constitutes all of the property and assets held for use, or used in connection with, the business as presently conducted of CBT and Merger Sub, as the case may be, and are adequate to conduct such business.

3.12 Litigation. There is no action, suit, proceeding or investigation pending or, to CBT's knowledge, currently threatened against CBT or Merger Sub, as the case may be, that questions the validity of this Agreement or the right of CBT to enter into such agreement, or to consummate the transactions contemplated hereby, or that might result, either individually or in the aggregate, in a Material Adverse Effect. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened that CBT is aware of and that involve the prior employment of any of the employees of CBT or Merger Sub, their use in connection with the business of CBT and Merger Sub of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. Neither CBT nor Merger Sub, as the case may be, is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by CBT and Merger Sub, as the case may be, currently pending or that such party intends to initiate.

3.13 Compliance with Other Instruments. CBT is not in violation or default of any provision of its organizational documents, or, in any material respect, of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, or of any provision of any federal or state statute, rule or regulation applicable to it. Merger Sub is not in violation or default of any provision of its constituent documents or, in any material respect, of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, or of any provision of any federal or state statute, rule or regulation applicable to it, the violation of which would have a Material Adverse Effect. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a material default under any such instrument, judgment, order, writ, decree or contract, or an event that results in the creation of any Lien upon any material assets of CBT or Merger Sub, or the suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to CBT or Merger Sub, their business, operations, assets or properties. CBT has avoided every condition, and has not performed any act, the violation or occurrence of which, respectively, would result in CBT's loss of any material right granted under any agreement to which CBT is a party.

3.14 Permits. Each of CBT and Merger Sub has all franchises, permits, licenses and any similar authority necessary for the conduct of each its business as now being conducted by it, other than those, the lack of which, would have a Material Adverse Effect. Neither CBT nor Merger Sub is in default in any material respect under any of such franchises, permits, licenses or other similar authority. Neither CBT nor Merger Sub has received notice of any proceedings relating to the revocation or modification of any such permit that, if the subject of an unfavorable decision, ruling or finding, could reasonably be expected to have a Material Adverse Effect.

3.15 Environmental and Safety Laws. Neither CBT nor Merger Sub is in violation of any federal, state, or local Environmental Law applicable to it or its properties, or any material limitations, restrictions, conditions, standards, obligations or timetables contained in any Environmental Law, the violation of which would have a Material Adverse Effect. No notice or action alleging such violation is pending or, to the knowledge of CBT or Merger Sub, threatened, and, to the knowledge of CBT or Merger Sub, no past or present condition or practice of the businesses conducted by CBT or Merger Sub would prevent continued compliance with any Environmental Permits or give rise to any common law or statutory liability or otherwise from the basis of any claim, action or proceeding with respect to CBT or Merger Sub involving any Hazardous Substances. Neither CBT nor Merger Sub has any material liabilities of, or relating to, CBT or Merger Sub (including any entity which is, in whole or in part, a predecessor of CBT or Merger Sub), whether vested or unvested, contingent or fixed, actual or potential, known or unknown, which (a) arise under, or relate to, matters covered by Environmental Laws and (b) relate to actions occurring or conditions existing on or prior to the Closing Date.

3.16 Registration Rights. Except as set forth in Section 3.16 of the CBT Disclosure Schedule, CBT has not granted or agreed to grant to any person or entity any rights (including "piggy back" registration rights) to have any securities of CBT registered with the SEC or any other governmental authority that have not been satisfied.

3.17 Tax Returns, Payments and Elections.

(a) CBT and Merger Sub has timely filed, or timely filed for an extension which extension has not lapsed, all Tax Returns required to be filed by it, each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true and accurate in all respects. All Taxes due and payable by CBT and Merger Sub have been paid. CBT has received no claim by a taxing authority in a jurisdiction where CBT or Merger Sub does not pay Taxes or file Tax Returns that CBT or Merger Sub is, or may be subject to, Taxes assessed by such jurisdiction. There are no Liens for Taxes (other than current Taxes not yet due and payable) on the assets of CBT or Merger Sub. All tax liabilities accrued through the date hereof have been adequately provided for on the books of CBT.

(b) There is no action, suit, taxing authority proceeding, or audit with respect to any Tax now in progress, pending, or to CBT's knowledge, threatened, against or with respect to CBT or Merger Sub. No deficiency or proposed adjustment in respect of Taxes, that has not been settled or otherwise resolved, has been asserted or assessed by any taxing authority against CBT or Merger Sub. Neither CBT nor Merger Sub has consented to extend the time in which any Tax may be assessed or collected by any taxing authority.

(c) CBT and Merger Sub has withheld and paid all Taxes required to have been withheld and paid by it in connection with amounts paid or owing to any employee, creditor, independent contractor, or other Person, except where the failure would not cause a Material Adverse Effect.

3.18 Employee Compensation. CBT is not aware that any officer or key employee, or that any group of key employees, intends to terminate their employment with CBT or Merger Sub, nor does CBT nor Merger Sub have a present intention to terminate the

employment of any of the foregoing. The employment of each officer and employee of CBT and Merger Sub is terminable at the will of CBT. To its knowledge, CBT has complied in all material respects with all applicable state and federal equal employment opportunity and other laws related to employment.

3.19 Intellectual Property. There are no patents, patent rights, inventions, know-how (including trade secrets and other unpatented or unpatentable or confidential information, systems, or procedures), trademarks, service marks, trade names, copyrights and other intellectual property rights necessary for the conduct of CBT's business. Neither CBT nor Merger sub owns or uses any patents, trademarks, trade names, service marks, copyrights or any applications with respect thereto. Neither CBT nor Merger Sub has any knowledge of any claim that, or inquiry as to whether, any product, activity or operation of CBT or Merger Sub infringes upon or involves, or has resulted in the infringement of, any trademarks, trade-names, service marks, patents, copyrights or other proprietary rights of any other person, corporation or other entity, and no proceedings have been instituted, are pending or are threatened.

3.20 Insurance. Each of CBT and Merger Sub maintains insurance underwritten by insurers of recognized financial responsibility, of the types and in the amounts that CBT and Merger Sub, as the case may be, reasonably believes is adequate for its business as currently conducted, including, but not limited to, insurance covering all real and personal property owned or leased by CBT and Merger Sub, as the case may be, against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, with such deductibles as are customary for companies in the same or similar business, all of which insurance is in full force and effect.

3.21 Internal Accounting Controls. CBT maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.22 Foreign Corrupt Practices. Neither CBT nor Merger Sub, nor, to the knowledge of CBT, any director, officer, agent, employee or other Person acting on behalf of CBT or Merger Sub has, in the course of its actions for, or on behalf of, CBT (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

3.23 Employee Relations. Neither CBT nor Merger Sub is a party to any collective bargaining agreement or employs any member of a union. CBT and Merger Sub believe that its relations with its employees are good. No executive officer of CBT (as defined in

Rule 501(f) promulgated under the Securities Act) has notified CBT that such officer intends to leave CBT or otherwise terminate such officer's employment with CBT. To CBT's knowledge, no executive officer of CBT is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other agreement or any restrictive covenant, and to CBT's knowledge, the continued employment of each such executive officer does not subject CBT or Merger Sub to any liability with respect to any of the foregoing matters.

3.24 ERISA. CBT is in compliance in all material respects with all presently applicable provisions of ERISA; no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which CBT would have any liability; CBT has not incurred and does not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any "pension plan"; or (ii) Sections 412 or 4971 of the Code; and each "Pension Plan" for which CBT would have liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

3.25 Contracts. Neither CBT nor Merger Sub has any material contracts, leases, arrangements or commitments (whether oral or written). Neither CBT nor Merger Sub is a party to or bound by or affected by any contract, lease, arrangement or commitment (whether oral or written) relating to: (a) the employment of any person; (b) collective bargaining with, or any representation of any employees by, any labor union or association; (c) the acquisition of services, supplies, equipment or other personal property; (d) the purchase or sale of real property; (e) distribution, agency or construction; (f) lease of real or personal property as lessor or lessee or sublessor or sublessee; (g) lending or advancing of funds; (h) borrowing of funds or receipt of credit; (i) incurring any obligation or liability; or (j) the sale of personal property.

3.26 Legal Compliance. Except as disclosed in its SEC Documents and as will not have a material adverse impact on its business, CBT is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC, and any other applicable foreign, federal, state and local laws and regulations. No claim has been filed against CBT or Merger Sub alleging a violation of any applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof. CBT and Merger Sub each holds all of the material permits, licenses, certificates or other authorizations of foreign, federal, state or local governmental agencies required for the conduct of its business as presently conducted.

3.27 Broker's Fees. Neither CBT, Merger Sub, nor anyone on their behalf has any liability to any broker, finder, investment banker or agent, or has agreed to pay any brokerage fees, finder's fees or commissions, or to reimburse any expenses of any broker, finder, investment banker or agent in connection with this Agreement.

3.28 Listing and Maintenance Requirements. Except as disclosed in Section 3.28 of the CBT Disclosure Schedule, CBT has not, in the twelve (12) months preceding the date hereof, received notice from the trading market or stock quotation system on which CBT's Common Stock is listed or quoted to the effect that CBT is not in compliance with the listing or maintenance requirements of such trading market or stock quotation system. CBT is, and has no

reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

3.29 No Disagreements with Accountants and Lawyers. There are no disagreements of any kind presently existing, or reasonably anticipated by CBT to arise, between the accountants and lawyers formerly or presently employed by CBT and CBT is current with respect to any fees owed to its accountants and lawyers.

3.30 Full Disclosure. No representation or warranty of CBT or Merger Sub made in this Agreement, including any schedules or exhibits hereto or thereto, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading.

ARTICLE 4

COVENANTS AND AGREEMENTS OF THE PARTIES

4.1 Corporate Examinations and Investigations. Prior to the Closing, each party shall be entitled, through its employees and representatives, to make such investigations and examinations of the books, records and financial condition of Colorep, CBT and Merger Sub as each party may request. In order that each party may have the full opportunity to do so, Colorep, CBT and Merger Sub shall furnish each party and its representatives during such period with all such information concerning the affairs of Colorep, CBT or Merger Sub as each party or its representatives may reasonably request and cause Colorep, CBT or Merger Sub and their respective officers, employees, consultants, agents, accountants and attorneys to cooperate fully with each party's representatives in connection with such review and examination and to make full disclosure of all information and documents requested by each party and/or its representatives. Any such investigations and examinations shall be conducted at reasonable times and under reasonable circumstances, it being agreed that any examination of original documents will be at each party's premises, with copies thereof to be provided to each party and/or its representatives upon request.

4.2 Cooperation; Consents. Prior to the Closing, each party shall cooperate with the other parties to the end that the parties shall (i) in a timely manner make all necessary filings with, and conduct negotiations with, all authorities and other persons the consent or approval of which, or the license or permit from which is required for the consummation of the Merger and of the transactions contemplated by this Agreement and (ii) provide to each other party such information as the other party may reasonably request in order to enable it to prepare such filings and to conduct such negotiations.

4.3 Conduct of Business. Subject to the provisions hereof, from the date hereof through the Closing, each party hereto shall conduct its business in the ordinary course and in such a manner so that the representations and warranties contained herein shall continue to be true and correct in all material respects as of the Closing as if made at and as of the Closing. In addition, without the prior written consent of Colorep or CBT, as the case may be, none of CBT or Merger Sub (as it relates to CBT and Merger Sub) or Colorep or any Subsidiary (as it relates to Colorep and any Subsidiary) shall enter into any material transactions or incur

any material liability not required or specifically contemplated hereby. Without the prior written consent of Colorep, CBT or Merger Sub, as the case may be, except as required or specifically contemplated hereby, each party shall not undertake or fail to undertake any action if such action or failure would render any of said warranties and representations untrue in any material respect as of the Closing.

4.4 Litigation. From the date hereof through the Closing, each party hereto shall promptly notify the representative of the other parties of any lawsuits, claims, proceedings or investigations which after the date hereof are threatened or commenced against such party or any of its affiliates or any officer, director, employee, consultant, agent or shareholder thereof, in their capacities as such, which, if decided adversely, could reasonably be expected to have a Material Adverse Effect upon the condition (financial or otherwise), assets, liabilities, business, operations or prospects of Colorep, CBT or Merger Sub.

4.5 Notice of Default. From the date hereof through the Closing, each party hereto shall give to the representative of the other parties prompt written notice of the occurrence or existence of any event, condition or circumstance occurring which would constitute a violation or breach of this Agreement by such party or which would render inaccurate in any material respect any of such party's representations or warranties herein.

4.6 Continuation of Insurance Coverage. From the date hereof to the Closing, each party hereto shall keep in full force and effect insurance coverage for its assets and operations comparable in amount and scope to the coverage now maintained covering its assets and operations.

4.7 Exclusive Dealing. Until December 31, 2008 or such time, if any, as this Agreement is terminated pursuant to the provisions hereof (the "Exclusivity Period"), neither CBT nor Colorep shall, directly or indirectly, initiate, encourage or solicit any inquiries or the making of any proposal with respect to, or engage in discussions or negotiations with, or provide information to any person in connection with, a Colorep Alternate Transaction or CBT Alternate Transaction; provided, that the Exclusivity Period shall automatically extend until April 30, 2009, or such time, if any, as this Agreement is terminated pursuant to the provisions hereof, if the Closing contemplated hereunder has progressed such that the parties hereto reasonably expect to receive all necessary regulatory approvals and acceptances required pursuant to this Agreement.

For purposes of this Agreement: (i) "Colorep Alternate Transaction" shall mean any proposal or offer with respect to any merger, consolidation or other business combination involving Colorep or its business or the acquisition of assets of Colorep, excluding the Credit Facility; and (ii) "CBT Alternate Transaction" shall mean any proposal, offer, agreement, arrangement or understanding between CBT and/or Merger Sub and a target company regarding a merger or share exchange.

4.8 Monthly Interim Financial Statements. From the date hereof to the Closing, Colorep shall furnish CBT within thirty (30) days after the end of each month, an unaudited balance sheet of Colorep and unaudited statements of income and stockholders' equity

and retained earnings and cash flow of Colorep reflecting results of operations for such month, prepared on a basis consistent with prior practices.

4.9 CBT Expenses. Commencing on August 15, 2008 and ending upon the earlier of the Effective Time of this Merger or the termination of this Agreement and abandonment of the Merger, Colorep and CBT acknowledge and agree that Colorep shall pay CBT a fee of Twenty Thousand Dollars ($20,000) per month for certain expenses incurred by CBT in connection with maintaining its corporate existence, with each such payment constituting payment for the entire month in which such payment is made; provided, that upon the earlier of the Effective Time of this Merger or the termination of this Agreement and abandonment of the Merger, such fee shall be returned to Colorep on a pro-rata basis (based on a thirty (30)-day month) for the current month's payment at the time of such termination and abandonment; provided, further, that to the extent any portion of such fee remains in CBT's cash accounts as of the Effective Time of the Merger, such fee shall not be deemed part of the CBT Cash Reserves for purposes of any Conversion Rate adjustment pursuant to Section 1.10.

4.10 Note Purchase Agreement. Colorep and CBT acknowledge and agree that to the extent that any provisions set forth in this Agreement conflict with any of the terms and conditions set forth in the Note Purchase Agreement or the Debentures, this Agreement shall govern. Further, Colorep and CBT agree to amend the Note Purchase Agreement and Debentures, as necessary, to conform with the terms and conditions set forth in this Agreement.

ARTICLE 5

CONDITIONS TO CLOSING
AND POST-CLOSING COVENANTS

5.1 Conditions to Obligations of Colorep. The obligations of Colorep under this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of each of the following conditions:

(a) Closing Deliveries. At the Closing, CBT shall have delivered or caused to be delivered to Colorep the following:

(i) resolutions duly adopted by the Board of Directors of each of CBT and Merger Sub, and authorizing and approving the Merger and the execution, delivery and performance of this Agreement;

(ii) a certificate of status for CBT from the Ministry of Governance and consumer Services of the Province of Ontario and a certificate of good standing for Merger Sub from the Secretary of State of the State of Delaware, each dated not earlier than three (3) days prior to the Closing Date;

(iii) subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, written resignations of all officers and directors of CBT in office immediately prior to the Closing with the exception of Michael Liik who will remain as a

director of CBT after the Closing, and board resolutions electing the following individuals to the positions with CBT listed opposite their names below:

Name	Positions
Larry Levy	Chief Executive Officer and Chairman of the Board of Directors
Jeff Boshears	Chief Financial Officer and Secretary
Michael Lik	Director
Frank Kocsis	Director
Jon Gill	Director
Gordon Jacobson	Director

(iv) certificates from each of CBT and Merger Sub representing that the information set forth in Section 5.1(b) is true as of the Closing Date; and

(v) such other documents as Colorep may reasonably request in connection with the transactions contemplated hereby.

(b) Representations and Warranties to be True. The representations and warranties of CBT and Merger Sub herein contained shall be true in all material respects at the Closing with the same effect as though made at such time. CBT and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing.

(c) Consents and Approvals. Colorep shall have received prior to the Closing Date evidence, in form and substance reasonably satisfactory to it, that such licenses, permits, consents, approvals, authorizations, qualifications and orders of any governmental entity and/or third party as necessary in connection with the execution, delivery and performance of this Agreement have been duly obtained.

(d) No Material Adverse Change. No event or circumstance shall have occurred, or be threatened, that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the business of CBT.

(e) Delaware Reincorporation. CBT shall have effected a reincorporation of CBT from the Province of Ontario to the State of Delaware at least one (1) day prior to the Effective Time (the "Reincorporation"), such Reincorporation in form and substance acceptable to Colorep, in its reasonable discretion;

(f) Reverse Stock Split. CBT shall have effected (in the form of a stock dividend) reverse stock split of its outstanding shares of common stock, the ratio to be as mutually agreed upon between Colorep and CBT;

(g) Credit Facility. Colorep shall have entered into that certain credit facility (the "Credit Facility") with a commercial lender for a minimum of Seven Million Four Hundred

Thousand U.S. Dollars (US$7,400,000) further to the acquisition of Transprint USA, Inc., such Credit Facility to be obtained at reasonable market rates.

(h) CBT Stock Option Plan. CBT shall have amended its Stock Option Plan in form and substance acceptable to Colorep, in its sole discretion.

(i) Shareholder Consent. A requisite percentage of the Colorep shareholders shall have approved the Merger.

(j) Colorep Dissenting Shares. The aggregate number of Colorep Dissenting Shares shall be less than five percent (5%).

(k) CBT Dissenting Shares. The aggregate number of CBT Dissenting Shares shall be less than five percent (5%).

(l) Registration Statement. The registration statement on Form F-4 and/or F-1 filed with the SEC by CBT in connection with the Merger (the "Registration Statement") shall have become effective under the Securities Act, and shall not be the subject of any stop order or proceeding seeking a stop order.

5.2 Conditions to Obligations of CBT and Merger Sub. The obligations of CBT and Merger Sub under this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of each of the following conditions:

(a) Closing Deliveries. On the Closing Date, Colorep shall have delivered to CBT such documents as CBT may reasonably request in connection with the transactions contemplated hereby.

(b) Representations and Warranties to be True. The representations and warranties of Colorep herein contained shall be true in all material respects at the Closing with the same effect as though made at such time. Colorep shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing.

(c) Consents and Approvals. CBT and Merger Sub shall have received prior to the Closing Date evidence, in form and substance reasonably satisfactory to it, that such licenses, permits, consents, approvals, authorizations, qualifications and orders of any governmental entity and/or third party as necessary in connection with the execution, delivery and performance of this Agreement have been duly obtained.

(d) No Material Adverse Change. No event or circumstance shall have occurred, or be threatened, that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the business of Colorep.

(e) Credit Facility. Colorep shall have entered into that certain credit facility (the "Credit Facility") with a commercial lender for a minimum of Seven Million Four Hundred

Thousand U.S. Dollars (US$7,400,000) further to the acquisition of Transprint USA, Inc., such Credit Facility to be obtained at reasonable market rates.

(f) CBT Fees and Expenses.

(i) Colorep shall have paid all reasonable fees and expenses incurred by CBT in connection with the Registration Statement; provided, that CBT shall have provided evidence of such fees and expenses to Colorep at least five (5) days prior to Closing.

(ii) Colorep shall have reimbursed CBT for up to an aggregate of Fifteen Thousand Dollars ($15,000) in legal fees and expenses incurred by CBT in connection with the Note Purchase Agreement and Debentures.

ARTICLE 6

TERMINATION; AMENDMENT; WAIVER

6.1 Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by the Colorep shareholders and CBT, as the sole shareholder of Merger Sub by mutual written consent of Colorep and CBT by action of their respective Boards of Directors.

6.2 Termination by either CBT or Colorep. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either CBT or Colorep if:

(a) the Merger shall not have been consummated by December 31, 2008, whether such date is before or after the date of approval of the Merger by Colorep's shareholders and Merger Sub's stockholders (the "Termination Date"); or

(b) any statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any governmental authority or other legal restraint or prohibition preventing the Merger shall be in effect; or

(c) there shall be pending or threatened by any governmental authority any suit, action or proceeding challenging or seeking to restrain or prohibit the Merger or seeking to obtain any material damages from any party in connection with the Merger or there shall be issued any judgment permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of the Merger by Colorep's shareholders and Merger Sub's sole shareholder); provided, however, that the right to terminate this Agreement pursuant to this Section 6.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated.

6.3 Termination by Colorep. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by Colorep's shareholders and Merger Sub's sole shareholder by action of Colorep's Board of Directors, if:

(a) (i) any of CBT's representations and warranties shall have been inaccurate as of the date of this Agreement, such that the conditions set forth in Section 5.1 would not be satisfied, or (ii) if (X) any of CBT's representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 5.1 would not be satisfied and (Y) such inaccuracy has not been cured by CBT within ten (10) business days after its receipt of written notice thereof and remains uncured at the time notice of termination is given, or (iii) CBT's representation and warranties with respect to its capitalization are inaccurate such that there are shares or rights to obtain shares outstanding in addition to those initially disclosed;

(b) Colorep receives an unsolicited proposal or offer from a person or entity other than CBT or any of its affiliates for a Colorep Alternate Transaction, and the Board of Directors of Colorep determines in good faith that its fiduciary obligations under applicable law require that such Colorep Alternate Transaction be accepted;

(c) since the date of this Agreement, CBT shall have suffered any Material Adverse Effect on its financial condition, results of operations or business; or

(d) in the event that the covenant set forth in Section 4.11 is not met.

6.4 Termination by CBT. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by Colorep's shareholders and Merger Sub's sole shareholder, by action of the Board of Directors of CBT, if:

(a) (i) any of Colorep's representations and warranties shall have been inaccurate as of the date of this Agreement, such that the condition set forth in Section 5.2 would not be satisfied, or (ii) if (X) any of Colorep's representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 5.2 would not be satisfied and (Y) such inaccuracy has not been cured by Colorep within ten (10) business days after its receipt of written notice thereof and remains uncured at the time notice of termination is given;

(b) CBT receives an unsolicited proposal or offer from a person or entity other than Colorep or any of its affiliates for a CBT Alternate Transaction, and the Board of Directors of CBT determines in good faith that its fiduciary obligations under applicable law require that such CBT Alternate Transaction be accepted; or

(c) since the date of this Agreement, Colorep shall have suffered any Material Adverse Effect on its financial condition, results of operations or business.

6.5 Automatic Extension of Termination Date. Notwithstanding anything to the contrary contained herein, the Termination Date shall be automatically extended to March

31, 2009 in the event that the Registration Statement is still under review by the SEC and has not yet been declared effective but has progressed such that the parties hereto reasonably expect to receive the required SEC approval of the Registration Statement.

6.6. Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 6, this Agreement shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, consultants, contractors, agents, legal and financial advisors, or other representatives); provided, however, that except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement; provided, further, that notwithstanding the foregoing, to the extent this Agreement is terminated by Colorep pursuant to Section 6.3(d) above, CBT shall be solely responsible for any and all fees and expenses incurred by Colorep in connection with this Agreement, the Note Purchase Agreement and the Debentures, such fees and expenses to be deducted from amounts otherwise owed by Colorep to CBT pursuant to the Debentures.

6.7 Breakup Fee. Notwithstanding anything to the contrary, in the event that (i) Colorep accepts a Colorep Alternate Transaction and this Agreement is terminated in breach of Section 4.7 hereof where such acceptance by Colorep is not due to a failure to secure the Credit Facility, Colorep shall issue to CBT 943,163 shares of Colorep Common Stock; or (ii) CBT accepts a CBT Alternate Transaction and this Agreement in breach of Section 4.7 hereof, CBT shall issue to Colorep 12,741,844 shares of CBT's common stock.

ARTICLE 7

INDEMNIFICATION

7.1 Survival of Warranties.

(a) Representations, Warranties and Covenants made by CBT and Merger Sub. All representations, warranties and covenants made by CBT and Merger Sub herein, or in any certificate, schedule or exhibit delivered pursuant hereto, shall survive the Closing and continue in full force and effect for a period of eighteen (18) months following the Closing Date. Notwithstanding the preceding sentence, any claim for indemnity for breach of a representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which such representation or warranty otherwise would terminate pursuant to the preceding sentence, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

(b) Representations, Warranties and Covenants made by Colorep. All representations, warranties and covenants made by Colorep herein, or in any certificate, schedule or exhibit delivered pursuant hereto, shall survive the Closing.

7.2 No Liability for Shareholders. Except as otherwise set forth in this Agreement, in no event shall the shareholders of Colorep be liable to CBT, Merger Sub, nor shall

the shareholders of CBT be liable to Colorep or any Subsidiary, for any consequential, exemplary, punitive, or speculative damages.

7.3 Sole Remedy.

(a) CBT and Merger Sub. Except as otherwise set forth in Section 6.6, the ability to terminate the Merger in the event of a breach of the representations and warranties or covenants by Colorep, as set forth in Section 6.4, shall be the sole remedy at law available for any such breach; provided, however, that this limitation shall not prevent CBT or Merger Sub from seeking equitable remedies or any legal remedies for claims arising with respect to this Agreement from willful misconduct or fraud.

(b) Colorep. Except as otherwise set forth in Section 6.6, the ability to terminate the Merger in the event of a breach of the representations and warranties or covenants by CBT or Merger Sub, as set forth in Section 6.3, shall be the sole remedy at law for the satisfaction any claim for monetary damages arising from a breach of this Agreement; provided, however, that this limitation shall not prevent Colorep from seeking equitable remedies or any legal remedies for claims arising with respect to this Agreement from willful misconduct or fraud.

7.4 Name Change. The parties agree to take whatever actions that are necessary to change the name of CBT to such name as proposed by Colorep as of or as soon as possible after the Effective Time.

7.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by overnight courier or mailed by registered or certified mail (postage prepaid and return receipt requested) to the party to whom the same is so delivered, sent or mailed at the following addresses:

If to Colorep:

Colorep, Inc.
9119 Milliken Avenue
Rancho Cucamonga, CA 91730
Attn: Larry Levy
Telephone: (909) 484-2855
Facsimile: (909) 484-0966

With a copy to:

Kirkpatrick & Lockhart Preston Gates Ellis LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA 90067
Attn: Thomas J. Poletti, Esq.
Telephone: (310) 552-5000
Facsimile: (310) 552-5005

If to CBT or Merger Sub:

Carthew Bay Technologies Inc.
Brookfield Place
181 Bay Street, Suite 2500
Toronto, Ontario, Canada M5J 2T7
Telephone: (416) 307-4015
Facsimile: (416) 365-1719

With a copy to:

Lang Michener LLP
Brookfield Place
181 Bay Street, Suite 2500
Toronto, Ontario, Canada M5J 2T7
Attn: Howard Drabinsky, Esq.
Telephone: (416) 307-4033
Facsimile: (416) 365-1719

7.6 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to sections and articles of this Agreement unless otherwise stated.

7.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Agreement to preserve each party's anticipated benefits under this Agreement.

7.8 Miscellaneous. This Agreement (together with all other documents and instruments referred to herein): (a) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof; (b) except as expressly set forth herein, is not intended to confer upon any other person any rights or remedies hereunder and (c) shall not be assigned by operation of law or otherwise, except as may be mutually agreed upon by the parties hereto.

7.9 Separate Counsel. Each party hereby expressly acknowledges that it has been advised to seek its own separate legal counsel for advice with respect to this Agreement, and that no counsel to any party hereto has acted or is acting as counsel to any other party hereto in connection with this Agreement.

7.10 Governing Law; Venue. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware. Any and all actions brought under this Agreement shall be brought in the state and/or federal courts of the United States sitting in Delaware and each party hereby waives any right to object to the convenience of such venue.

7.11 Counterparts and Facsimile Signatures. This Agreement may be executed in two (2) or more counterparts, which together shall constitute a single agreement. This Agreement and any documents relating to it may be executed and transmitted to any other party by facsimile, which facsimile shall be deemed to be, and utilized in all respects as, an original, wet-inked document.

7.12 Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by all parties hereto.

7.13 Parties in Interest; No Third Party Beneficiaries. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors and assigns of the parties hereto. This Agreement shall not be deemed to confer upon any person not a party hereto any rights or remedies hereunder.

7.14 Waiver. No waiver by any party of any default or breach by another party of any representation, warranty, covenant or condition contained in this Agreement shall be deemed to be a waiver of any subsequent default or breach by such party of the same or any other representation, warranty, covenant or condition. No act, delay, omission or course of dealing on the part of any party in exercising any right, power or remedy under this Agreement or at law or in equity shall operate as a waiver thereof or otherwise prejudice any of such party's rights, powers and remedies. All remedies, whether at law or in equity, shall be cumulative and the election of any one or more shall not constitute a waiver of the right to pursue other available remedies.

7.15 Expenses. At or prior to the Closing and except as otherwise provided herein, the parties hereto shall pay all of their own expenses relating to the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of their respective counsel and financial advisers.

7.16 Schedules. If there is any inconsistency between the statements in the body of this Agreement and those in the schedules (other than an exception expressly set forth in the schedules with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

7.17 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

7.18 Incorporation of Exhibits and Schedules. The exhibits, schedules, and other attachments identified in this Agreement are incorporated herein by reference and made a part hereof.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger as of the date first written above.

COLOREP, INC.

By: ____________________
Name: Larry Levy
Title: Chief Executive Officer

CARTHEW BAY TECHNOLOGIES INC.

By: ____________________
Name: Michael Liik
Title: Chief Executive Officer

CBT ACQUISITION CO., INC.

By: ____________________
Name: Michael Liik
Title: President

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger as of the date first written above.

COLOREP, INC.

By: ______________________
Name: Larry Lovy
Title: Chief Executive Officer

CARTHEW BAY TECHNOLOGIES INC.

By: ______________________
Name: Michael Lik
Title: Chief Executive Officer

CBT ACQUISITION CO., INC.

By: ______________________
Name: ______________________
Title: ______________________